CODE OF ETHICS

The nature of our business places all directors, officers, and employees (collectively called “employees”) of Robert Bender & Associates (the “Firm”) in a fiduciary position.  We must accept certain limitations as to our freedom of action with regard to personal financial matters.  Our financial interest must at all times be subordinated to those of the firm’s clients.

It is impossible to anticipate every circumstance which could, in fact or in theory, cause a conflict of interest between employees and clients of the Firm.  Many of these are covered in this Code of Ethics.  If there is any doubt in an employee’s mind as to whether or not a possible conflict of interest is involved, he/she should consult the President or a compliance officer.  Any information received in this connection will be held in strict confidence.

In addition, the use of inside information to trade in securities or to benefit in any way is strictly forbidden.  Further information regarding insider trading is contained in Section VIII hereof and in a separate policy entitled “ Policy Prohibiting Insider Trading.”

Employees are reminded that compliance with the letter and intent of this Code of Ethics is essential to their employment with the firm.

I.

Definitions

“Client Accounts” means any securities account or portfolio managed or directed by the Firm.

“Personal Account” means any securities account or portfolio in which an employee has any direct or indirect influence or control for his/her own benefit or for the benefit of his/her spouse or others, as well as any account of the employee’s spouse, minor children or other relatives residing with the employee whether or not the employee has any influence or control over such account.

“Security” is any security other than securities issued by the United States Government, banker’s acceptances, commercial paper, and shares of registered open-end investment companies.

A Security is “being considered for purchase or sale” when a recommendation to purchase or sell a Security has been made and communicated and, with respect to the person making the recommendation, when such person seriously considers making such a recommendation.

II.

Restrictions on Trading

Employees are encouraged in their personal accounts to choose investments in keeping with a long-term investment horizon.  The Firm strongly discourages short-term trading and trading in such instruments as commodities, futures, options, as well as short selling.  The Firm does not wish to have employees distracted by trading activities and believes that such activities invariably would detract from an employee’s value to the Firm and its clients.

Similarly, employees are encouraged to manage their personal investment in such a manner that the performance of one particular investment does not distract the employee from his/her work.

A.

Pre-approval from President or Compliance Officer is required for all equity security transactions except the following:

1.

Purchases of stocks that have been on the Firm’s “Buy” and “Hold” list or sales of stocks that have been on the “Source of Funds” list, respective, for over 28 days.  When a sale program for a security has been completed in client accounts, a personal account may sell the security without regard to the 28 day waiting period.

2.

Closed-end investment companies.

These restrictions will help to insure that (a) our clients have first access to our investment ideas, (b) the security in question is not under active consideration, and (c) a buy or sell program is not underway.

B.

If a Security has been added (or is being considered to be added) to the “Buy” or “Sell” list, transactions are not allowed in that Security for a Personal Account for a period of 28 days after such Security was added to the “Buy” or “Sell” list.  This paragraph does not prevent any employee from participating in automatic dividend reinvestment plans or other periodic stock purchase plans or in selling or exercising rights obtained as a shareholder in an issue.

C.

Personal Accounts shall not deal in options or, or engage in short sales of, stocks on the firm’s “Buy,” “Hold” and “Source of Funds” list.

D.

Personal Accounts shall not purchase new issues of equity securities.

E.

Personal Accounts shall not make any direct investment in securities of a brokerage firm.  Employees shall immediately report to the President or Compliance Officer (1) any existing financial interest in any brokerage firm or related organization, and (2) any employment of family members by any brokerage firm or related persons.

F.

If an employee recommends that the firm purchase a Security of the same class held by  a Personal Account, the employee must disclose at the time of the initial written recommendation that the Personal Account owns such Security.

G.

No orders may be placed by any employee for the purchase or sale of securities for an account that is not under management, other than an account for the employee or for a spouse, minor child, parent or an account for which the employee is a fiduciary.  If a circumstance should arise under which an individual believes that an exception should be made (e.g., in the case of an ill or elderly relative), he/she should (1) get written approval from two disinterested members of the Board of Directors before placing an order, and (2) report the transaction under our standard reporting procedures.

H.

No orders of any kind may be placed using currently utilized trading facilities other than for Client Accounts under management.

I.

If a Personal Account is also a Client Account, the above restrictions A. and B in this Section II shall not apply as to any transaction in such Account directed or approved by the employee if a portfolio manager or senior officer of the Firm has also approved the transaction.

J.

As outlined in more detail in the Robert Bender & Associates Guidelines on Personal Investing, no action shall be taken in any personal accounts which would adversely affect any client’s investment performance.

III.

Restriction on Acceptance of Gifts, Etc.

No employee shall accept any gift of material value, or any entertainment exceeding what is customary, from any client of the Firm or from a client’s estate or from any broker/dealer, bank, corporation, or supplier of goods or services to the Firm of Client Accounts.  Any employee who receives an offer of either a gift or a bequest of material value from any of the foregoing sources shall promptly report it to the President or Compliance Officer of the Firm.

IV.

Restriction on Serving as a Fiduciary

Employees shall not accept appointments as trustee, executor, administrator, guardian, conservator, investment advisor, partner, director, or other fiduciary without prior approval of the President.  Appointment as a fiduciary for a relative is exempt from this requirement, although such appointment should be promptly reported.

V.

Prohibition on Other Conflicts of Interest

No employee shall engage in any transaction whether or not specified in this Code in which he/she has a financial interest adverse to the Firm or Client Accounts, or which has the appearance of creating a conflict of interest with the Firm or Client Accounts or the gaining of a financial benefit to the employee or a Personal Account by virtue of his/her relationship with the Firm.

VI.

Monthly Reporting of Securities Transactions

Each employee shall file with the Firm not later than 15 days after the end of each month in which there was a transaction in any Security for a Personal Account the information below.  A transaction is defined as a purchase, sale or other type of acquisition or disposition.  A gift of a security to a charitable organization or to any individual that is outside the definition of a Personal Account is considered a sale and should be reported.

A.

The date of the transaction, the title of the Security, and the amount;

B.

The nature of the transaction;

C.

The price at which the transaction was effected; and,

D.

The name of the broker, dealer, or bank with or through whom the transaction was effected.

The above requirements can be satisfied by submitting a copy of the monthly statement from the brokerage firm for each account.

VII.

Disclaimer of Beneficial Ownership

An employee may include in any report required under Paragraph 6 above a disclaimer as to beneficial ownership in any Securities covered by the report.

VIII.

Restrictions on Use of Inside Information

The Firm forbids any of its employees, officers, or directors from trading on or relaying inside information for personal benefit or on behalf of others.  This policy applies to every member of the Firm and applies to activities both within and outside of the Firm.

Insider trading is a breach of Federal Securities law and is subject to both civil and criminal penalties.  In addition, the Insider Trading and Securities Fraud Enforcement Act of 198 (ITSFEA) substantially increases the civil and criminal penalties for trading on material non-public information and broadens the scope of responsibility for preventing insider trading.  The ITSFEA requires that the Firm establish and enforce a written policy on insider trading.  The law also creates the concept of a “controlling person” which means that unless the Firm establishes and enforces a policy to prohibit insider trading, the Firm and its controlling persons may be responsible and liable for any insider trading violations of its employees, officers, and/or directors.

A.

Insider Trading

Federal Securities laws do not define the concept of an insider or insider trading; the burden of proof is on the individual and the Firm to show that it did not break the law.  Any dispute will be judged in court looking back with perfect hindsight.  Insider trading is generally defined as the use of inside information to trade in securities or the communication of this information to others.  The law prohibits:

-

trading by an insider in possession of material non-public information;

-

trading by a non-insider having inside information either disclosed by an insider in violation of his fiduciary duty to keep it confidential or misappropriated;

-

communicating material non-public information to others (tipping).

B.

The Concept of the Insider

The concept of the insider is very broad.  An insider includes employees, officers and directors of a company.  Also included are persons associated with the company through a special, confidential relationship in the conduct of the company’s affairs and who receive information solely for the company’s purposes.  These “temporary insiders” can include attorneys, consultants, accountants and financial printers.

C.

What is Insider Information?

Insider information is broadly defined to include two concepts:  materiality and non-public.  Material information is information which a reasonable investor would consider important in making an investment decision or is reasonably certain to have a substantial impact on the price of a company’s securities.  Information is considered to be non-public until it has been disseminated to investors generally.  The stock exchanges require that companies disclose information to:  the national news and business newswire services (Dow Jones and Reuters); the national services (Associated Press); and The New York Times and The Wall Street Journal.  In addition, information appearing in local newspapers, brokerage reports, SEC documents or any other document, governmental or otherwise which is published or otherwise considered to be public is not deemed to be considered insider information.

D.

Procedure Upon Receipt of Inside Information

We require that employees report any information which he/she believes to be insider information to the Firm’s compliance officer.  The information should be reported even if the employee is unsure as to whether or not it represents inside information.

Whenever an employee receives material non-public information, he/she shall not:

-

Trade in securities to which that information relates;

-

Tip the information to others;

-

Recommend purchases or sales on the basis of that information;

-

Disclose the information to anyone other than the Firm’s Compliance Officer.

The decision on the appropriate course of action will be made by the President or Compliance Officer.

IX.

Sanctions

If any employee violates any provisions of this Code, the Board of Directors of the Firm shall impose such sanctions as it deems appropriate, including a letter of censure or termination of employment.

X.

Compliance Education Program

As part of the Firm’s ongoing compliance education program, we have implemented the following procedures:

A.

Review for New Employees.  New employees will be given a copy of the Code of Ethics at the commencement of his/her employment with the Firm.  A representative of the Firm will be available to review this statement with the employee.

B.

Revisions.  Any revisions of this statement will be distributed to all employees.

C.

Annual Review.  Once a year, a senior member of the Firm will review this policy statement with all employees.

I hereby acknowledge that I have read and understand the foregoing policy.  I also acknowledge that a representative of Robert Bender and Associates was available to discuss this matter with me prior to me placing my signature below.  I agree to be governed by the within policy during the term of my employment with Robert Bender and Associates.

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